PRESS RELEASE

Klondex Mines Schedules 2Q 2015 Conference Call for Thursday, August 13, 2015

Vancouver, BC – August 5, 2015 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) provides the schedule of its second quarter 2015 earnings conference call.

Date:	Thursday, August 13, 2015 at 10:30 am ET/7:30am PT.

Presenters:	Paul Huet, President and Chief Executive Officer
Brent Kristof, Chief Operating Officer
Barry Dahl, Chief Financial Officer

Dial in:	+1 800-319-4610: Canada & USA Toll Free
+1 416-915-3239: Toronto and International
+1 604-638-5340: Outside of Canada & USA call
Registration is required for the call. Please dial in at least ten minutes prior to the scheduled start time.

Results:	The Company's second quarter results and related press release will be issued after market close on Wednesday, August 12, 2015.

Replay:	A conference call replay will be available until end of day on Wednesday, August 19. For Canada & USA Toll Free, please dial, +1 855-669-9658, followed by 3599#. Outside Canada and US, please dial +1 604-674-8052, followed by 3599#.

About Klondex Mines Ltd. (www.klondexmines.com)

We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek project and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA. Our milling and processing facilities, which are located at Midas, process ore from both Midas and Fire Creek. Fire Creek is located approximately 100 miles south of Midas.

For More Information
Klondex Mines
Alison Dwoskin, CPIR
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Language to Forward-Looking Statements

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas mine was made by previous operators of the mine prior to the completion of the acquisition of the Midas project by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com